INVO FERTILITY, INC.

5582 BROADCAST COURT

Sarasota, Florida 32240

December 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	INVO Fertility, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-292206

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. on December 29, 2025, or as soon thereafter as is practicable.

Very truly yours,

INVO Fertility, Inc.

By:	/s/ Steven Shum
Name:	Steven Shum
Title:	Chief Executive Officer